Mail Stop 0407

      						May 17, 2005


Via U.S. Mail and Fax (214) 777-4103

Mr. Richard B. Berliner
Chief Executive Officer
NOVO Networks, Inc.
6440 North Central Expressway, Suite 620
Dallas, TX  75206

	RE:	Novo Networks, Inc.
      Form 10-K for the year ended June 30, 2004
		Filed September 24, 2004

      Form 8-K/A dated February 18, 2005
      Filed May 9, 2005
		File No. 0-28579

Dear Mr. Berliner:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed September 24, 2004

Financial Statements

Note 1: Business, pages F-7 to F-9

1. We note that you state that you previously guaranteed certain indebtedness of one or more of the bankrupt debtor subsidiaries and that you "may be liable for some or all of this indebtedness". Please tell us the basis for deconsolidating the liquidating trust in light of the continuing liability for the trust noted in your disclosures. You state on page F-10 that the liquidating trust controls the assets of the debtor subsidiaries, but what about the liabilities of the debtor subsidiaries? In future filings, please clarify in your disclosure.

Note 6: Commitments and Contingencies, pages F-14 to F-15

2. Refer to the disclosure in Item 3. Legal Proceedings on page 11 and Note 6 on page F-14 of the Form 10-K. We note that the Eos case was settled through mediation in fiscal 2004 and that you, along with other defendants, submitted claims to your insurance carriers and did not expend any cash or assets. Please revise in future filings to account for the settlement expense and insurance reimbursement on a gross basis in accordance with the guidance in SAB Topic 5:Y and clearly indicate how much of the settlement was paid by your insurance carrier.

3. Please revise the penultimate paragraph of this note in future filings to disclose any other legal proceedings that may have a material adverse effect on your financial condition or results of operations. Please provide all disclosures required pursuant to paragraphs 9-12 of FAS 5.

Form 8-K/A filed May 9, 2005

4. Refer to the disclosure in Item 5.03 and the Berliner financial statements as of December 31, 2004. Please disclose in Item 5.03 whether the registrant changed its fiscal year end to that of Berliner after the recapitalization. If so, please file the required
Form 10-K transition report for the period from June 30, 2004 to December 31, 2004. Please also note the requirements of Item 308 for a report on internal controls for the period ended December 31, 2004.

5. Refer to page 12 of the Form 8-K/A. We note that you state that it is unlikely that you will be able to continue as a going concern past December 31, 2005, unless BCI is able to successfully generate sufficient revenues to cover its and our operating costs. Tell us how your independent accountants determined that there was not substantial doubt about your ability to continue as a going concern as of their report date. We may have further comment based on your response.

Financial Statements - Berliner

Note 2 - Summary of Significant Accounting Policies

6. Refer to the accounting policy for stock based compensation and related disclosures in Note 7. Please revise to include a discussion of the impact that adoption of FAS 123R is expected to have on the financial statements of the registrant, unless not known or reasonably estimable in which case a statement to that effect may be made. See Staff Accounting Bulletin Topic 11:M for guidance.

Note 7 - Stockholders` Equity

7. Please provide all pro forma disclosures required pursuant to paragraph 45c of FAS 123 for stock based compensation and stock incentives.

Pro Forma Financial Information

8. Revise adjustment 1 in Note 3 to the pro forma financial information to clarify the reason for charging the net assets acquired to additional paid in capital. Also, expand the note to describe the cancellation of the Berliner stock and the equity transactions of Novo resulting from the Voting Agreement. Tell us how the various concessions of different classes of shareholders were recorded for each of the transactions described in the Voting Agreement. Were there any differences in concessions among the various classes of stock? If so, how were these differences reflected in the equity transactions?

9. Refer to adjustment 3 in Note 3 to the pro forma financial information. Please revise to include only those adjustments that are (a) directly attributable to the transaction, (b) expected to have a continuing impact on the registrant and (c) factually supportable. We note that you have eliminated certain general and administrative expenses not expected to continue. Tell us how you determined that the amount of the reduction in expenses is factually supportable. See Article 11-02(a)(6) of Regulation S-X for guidance.

10. Also, refer to adjustments 2 and 4 in Note 3 to the pro forma financial information. It does not appear that the settlement and gain on extinguishment of debt are directly related to the transaction with Berliner. Please revise to delete these pro forma adjustments.


*    *    *    *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Form 8-K/A and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Claire DeLabar, Staff Accountant, at (202)
551-
3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director
??

??

??

??

Mr. Richard B. Berliner
Novo Networks, Inc.
May 17, 2005
Page 4